# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: New Fortress Energy Inc., CIK 0001749723
CUSIP: 644393308
Title of class of securities: Class A Common Stock
Address of issuer's principal executive offices: 111 W. 19th Street, 8th Floor, New York, New York (NY), 10011
Date of event which requires filing of this statement: 09/11/2026
Filed by CIK 0001867459
Persons authorized to receive notices and communications: Lynn M. Edens, 111 W. 19th St., 8th Floor, New York, New York (NY), 10011, 2123299184

## Reporting persons
- Lynn M. Edens (CIK 0001867459): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 0; shared voting power 501,737; sole dispositive power 0; shared dispositive power 501,737; aggregate amount beneficially owned 501,737 (3.1% of the class)
  Comment: The aggregate percentage of Class A Shares is based upon a total of 16,321,555 Class A Shares outstanding as of September 11, 2026.
  
  Effective as of September 11, 2026, the Issuer effected a reverse stock split at a ratio of 1-for-50 for each Class A Share, and the number of Class A Shares reported in this Amendment reflects such reverse stock split.
- LME 2025 Family Holdings LLC (CIK 0001867463): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 0; shared voting power 501,737; sole dispositive power 0; shared dispositive power 501,737; aggregate amount beneficially owned 501,737 (3.1% of the class)
  Comment: The aggregate percentage of Class A Shares is based upon a total of 16,321,555 Class A Shares outstanding as of September 11, 2026.
  
  Effective as of September 11, 2026, the Issuer effected a reverse stock split at a ratio of 1-for-50 for each Class A Share, and the number of Class A Shares reported in this Amendment reflects such reverse stock split.

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock
Name of issuer: New Fortress Energy Inc.
Address of issuer's principal executive offices: 111 W. 19th Street, 8th Floor, New York, New York (NY), 10011
Comment:
This filing constitutes (i) Amendment No. 2 (the "Family LLC Amendment") to the Schedule 13D filed by LME 2025 Family Holdings (formerly known as Edens Family Holdings LLC), a Delaware limited liability company ("Family LLC"), with the Securities and Exchange Commission (the "SEC") on March 18, 2021 (the "Family LLC Original Schedule 13D"), as amended and supplemented by Amendement No. 1 thereto filed with the SEC on June 14, 2021 (the Family LLC Original Schedule 13D, as previously amended and supplemented and as further amended and supplemented by this Amendment, the "Family LLC Schedule 13D") and (ii) Amendment No. 1 to the Schedule 13D (the "Edens Amendment," and together with the Family LLC Amendment, the "Amendments") filed by Lynn M. Edens (Ms. Edens and Family LLC, together, the "Reporting Persons") with the SEC on June 14, 2021 (such Schedule 13D, as amended and supplemented by the Edens Amendment, the "Edens Schedule 13D," and the Edens Schedule 13D, together with the Family LLC Schedule 13D, the "Schedule 13Ds"), each with respect to the shares of Class A common stock, par value $0.01 per share (the "Class A Shares") of New Fortress Energy Inc., a Delaware corporation (the "Issuer").

The Reporting Persons are filing these Amendments to disclose, in connection with the Issuer's Restructuring Transaction (as defined and described in the Issuer's Definitive Proxy Statement on Schedule 14A filed with the SEC on May 27, 2026), a greater than 1% change in the percentage of Class A Shares beneficially owned by the Reporting Persons.

Other than as set forth in these Amendments, all previous Items of the Schedule 13Ds, as previously amended, are unchanged. Capitalized terms used in these Amendments and not otherwise defined shall have the same meanings ascribed to them in the Schedule 13Ds, as previously amended.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The information contained in rows 11 and 13 of the cover page to this Amendment is incorporated herein by reference.
Number of shares as to which each person has sole or shared power to vote or dispose: The information contained in rows 7 through 10 of the cover page to this Amendment is incorporated herein by reference.
Transactions in the class effected during the past sixty days: The Reporting Persons have not engaged in any transaction during the past 60 days involving Class A Shares.
Other persons with the right to receive dividends or sale proceeds: The Reporting Persons have the right to receive the proceeds from the sale of the Class A Shares reported on the cover page of this Amendment and in this Item 5. No other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of the proceeds from the sale of the Class A Shares beneficially owned by the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: As of September 11, 2026, the Reporting Persons each ceased to be a beneficial owner of more than five percent of the outstanding Class A Common Stock.

## Signatures
- Lynn M. Edens: /s/ Lynn M. Edens, Lynn M. Edens (10/14/2026)
- LME 2025 Family Holdings LLC: /s/ Lynn M. Edens, Lynn M. Edens (10/14/2026)